FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

18 March 2009

File no. 0-17630

2008 Final Dividend - Scrip

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: 2008 Final Dividend - Scrip

18th March 2009

CRH plc
2008 Final Dividend Scrip Alternative

-----------------------

CRH plc announces that the price of a New Share in respect of the 2008 Final Dividend Scrip Alternative will be €13.83. The entitlement will be one New Share for every 35.644330 shares held where dividend withholding tax applies and for every 28.515464 shares held where dividend withholding tax does not apply.

Enquiries:

Angela Malone
Company Secretary
Tel: 00 3531 6344 340

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 18 March 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director